Contact

www.linkedin.com/in/joestrommen
(LinkedIn)
www.joestrommen.com (Other)

Top Skills

C#
.NET
LINQ

Joe Strommen

Founder/CEO at 2040 Energy
Minneapolis, Minnesota, United States

Summary

Since 2018, I've been obsessed with the problem of heating cold-climate homes without burning fossil fuels. I've dug into this problem from every angle: from refrigeration engineering to installation practices to the business models of the industry.

I founded 2040 Energy to reinvent residential HVAC to be simple, affordable, and climate-friendly.

Come join me.

www.2040energy.com

Experience

2040 Energy

Founder
January 2019 - Present (5 years 4 months)

2040 Energy is building the first heat pump that works with traditional cast-iron and baseboard radiators in the US.

(And yes, we will eventually work with forced-air systems too!)

Strommen Enterprises, LLC

Principal
April 2014 - February 2021 (6 years 11 months)
Greater Minneapolis-St. Paul Area

As an independent consultant and cleantech software entrepreneur, I have worked on a large variety of projects since 2014. I have also been active in the local software community, and have spoken at several conferences and user groups: Minnesota Developers Conference, MinneBar, TC .NET User Group, and JavaScriptMN.

My primary languages are JavaScript and C#, but I've worked with many different technologies. I have a large breadth of experience that spans cloud-based applications, front-end development, web security, web performance, Windows applications, and much more.

For more info (or to get in touch) visit my website at www.joestrommen.com

Best Buy
Software Consultant
October 2019 - January 2021 (1 year 4 months)

Worked on a team of NodeJS developers enhancing and evolving the architecture of Best Buy's award-winning Mexican e-commerce site.

Coffee & Bagel Brands
Software Consultant
September 2017 - December 2018 (1 year 4 months)

Led a long-term project to modernize their web properties: migrating a legacy API service to a serverless REST design running on Azure, and converting consumer websites from Sitecore to a custom application running on NodeJS and Express.

Best Buy
Software Consultant
January 2017 - June 2017 (6 months)
Richfield, MN

At Best Buy, I worked on a team of front-end developers to create interactive experiences on www.bestbuy.com. Most of my work used ReactJS, Redux, and Webpack; there was also some BackboneJS with Marionette and RequireJS.

U.S. Clean Energy Fund
Founder
January 2016 - January 2017 (1 year 1 month)
Greater Minneapolis-St. Paul Area

U.S. Clean Energy Fund is a crowdfunding network focused on financing clean energy.

https://www.uscleanenergyfund.com

Jennason LLC

Software Consultant
October 2014 - April 2016 (1 year 7 months)

For Jennason, I built a Windows desktop application with WPF and SQLite, used to validate server implementations of serial number processes for manufacturing.

(My work with Jennason has varied between full-time and part-time, with a few periods of hiatus.)

Forward Pay Systems, Inc.
Software Consultant
June 2015 - December 2015 (7 months)

At Forward Pay, I worked with one other developer to create a suite of applications used for configuring automated credit card readers. Most of the work was for a customer-facing website built with BackboneJS and ASP.NET MVC / Web API. We also built a TCP socket-based server to communicate with the in-field devices, and several small desktop applications for internal use.

Application security was a top concern for all this work, and the product was built to be PA-DSS compliant.

FasterWeb
Founder
April 2014 - December 2014 (9 months)

FasterWeb was a product I built that automated front-end optimization for any website. As a solo founder, I was responsible for everything from development to marketing & sales.

FasterWeb was built with C# / .NET, MVC5, Azure, Entity Framework, and more.

Data Sciences International (through ILM Professional Services)
Principal Consultant
February 2014 - April 2014 (3 months)

At Data Sciences, I integrated new WPF user interface components into a large existing C++ MFC/Win32 application. This work included lots of XAML, MVVM architecture, C++/CLI, and native C++ coding against the Win32 API.

ILM Professional Services

Principal Consultant
October 2011 - April 2014 (2 years 7 months)

As a software consultant for ILM, I've developed web applications for a variety of clients, with a focus on JavaScript and C# code. In addition, I conduct in-depth technical interviews and review code samples for potential hires, as well as mentor my ILM colleagues for career and technical growth.

Here is some of the feedback I've received from clients:
- "One of the most solid developers this team has had"
- "An awesome developer"
- "One of those developers that just 'gets it'"

Thomson Reuters Westlaw (through ILM Professional Services)
Principal Consultant
October 2013 - January 2014 (4 months)

At Thomson Reuters, I used AngularJS to develop a single-page application UI from scratch. As the most JavaScript-experienced developer on the team of 8, I mentored the rest of the team on language fundamentals and best practices. I also developed enhancements for the pre-existing ASP.NET MVC4 web services in an extremely large codebase shared by hundreds of developers.

General Marketing Solutions (through ILM Professional Services)
Principal Consultant
June 2013 - August 2013 (3 months)

At GMS, I worked solo to modernize a legacy web application with ASP.NET MVC4, JavaScript, LESS, and Windows Azure. I used Entity Framework 5 Code First with migrations to interface with the database, and created SSIS packages to import and convert existing data from the legacy application.

Additionally, I provided technical oversight for the rest of the development team, and worked closely with the development manager to plan and estimate projects.

Thomson Reuters Westlaw (through ILM Professional Services)
Senior II Consultant
June 2012 - June 2013 (1 year 1 month)

At Thomson Reuters, I developed a Backbone.js single-page application backed by ASP.NET MVC3 web services. As one of the most senior developers on the team of 20+, I volunteered for the most difficult technical challenges, trained junior team members on advanced aspects of .NET programming, and was a primary driver of communication between disparate development groups.

General Mills (through ILM Professional Services)
Senior Consultant
October 2011 - May 2012 (8 months)

At General Mills, I worked with a small team to develop a single-page application with JavaScript using jQuery, using ASP.NET MVC3 web services. I worked across the entire stack: SQL Server queries, Entity Framework 4 code-first, interfacing with 3rd-party web services, Razor views, and CSS layouts.

Starkey Hearing Technologies
Software Engineering Supervisor
October 2006 - October 2011 (5 years 1 month)

At Starkey Laboratories, I led the User Interface team for a WPF application used by thousands of audiologists across the world.

I began at Starkey as an Associate Software Engineer with no experience in C#/.NET, but quickly established myself as a top performer and within a few years was promoted to Tech Lead. In 2010 I was one of two software engineers (in a department of ~50) nominated for an Engineering Performance Award.

My primary focus was on the architecture and implementation of the user interface code. However I took on a wide variety of other challenges to improve the application. Some highlights of my work include:
- Custom controls to implement domain-specific functionality
- Driving the architecture for a rewrite of the business layer to be stateless for web application scenarios
- Performance and memory profiling to maintain benchmark numbers across software releases
- Championing best practices for multithreaded coding
- Conceiving and implementing a 3D rendering component using OpenGL
- Rewriting computationally-intensive C# code in C++ with SSE intrinsics
- Providing 3rd-level customer support for field issues

Lockheed Martin
Software Engineering Associate
2004 - 2006 (2 years)

I started at Lockheed Martin as an intern, working in a small team on a Java Swing application used in an air-traffic control system. Despite my inexperience, I quickly became the go-to technical person for the project. I was offered an opportunity to stay on part-time during the school year (I was the only intern in the department given such an offer), and full-time after that.

After driving the Java project to completion, I worked on several enhancements to the air-traffic system itself (in the C language).

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Education

University of Minnesota-Twin Cities
MS, Computer Science · (2006 - 2009)

University of Minnesota-Twin Cities
BS, Computer Science & Computer Engineering · (2001 - 2005)